SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

                       (Amendment No. 10)

            Under the Securities Exchange Act of 1934

                  THE SEIBELS BRUCE GROUP, INC.
               __________________________________
                        (Name of Issuer)

                  COMMON STOCK, $1.00 PAR VALUE
               ___________________________________
                 (Title of Class of Securities)

                           816006-10-0
                          _____________
                         (CUSIP Number)

                     David J. Levenson, Esq.
            Venable, Baetjer, Howard & Civiletti, LLP
             1201 New York Avenue, N.W., Suite 1000
                      Washington, DC 20005
                         (202) 962-4831
                        _________________
               (Name, Address and Telephone Number
             of Person Authorized to Receive Notices
                       and Communications)

                         April 22, 1996
                        _________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                        Page 1 of 7 Pages

CUSIP No. 816006-10-0                             Page 2 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Saad. A. Alissa

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) /X/
                                                             (b) / /

3.   SEC USE ONLY


4.   SOURCE OF FUNDS:
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):             / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     8,085,200

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     8,085,200

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     8,085,200

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                  / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     48.2%

14.  TYPE OF REPORTING PERSON:
     IN

CUSIP No. 816006-10-0                             Page 3 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Abdullatif Ali Alissa Est.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3.   SEC USE ONLY


4.   SOURCE OF FUNDS:
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):             / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     4,067,200

9.   SOLE DISPOSITIVE POWER



10.  SHARED DISPOSITIVE POWER
     4,067,200

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     4,067,200

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     24.2%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 816006-10-0                             Page 4 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Financial Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) /X/
                                                             (b) / /

3.   SEC USE ONLY


4.   SOURCE OF FUNDS:
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):             / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     4,067,200

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     4,067,200

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     4,067,200

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     24.2%

14.  TYPE OF REPORTING PERSON:
     CO

CUSIP No. 816006-10-0                             Page 5 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     General Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) /X/
                                                            (b) / /

3.   SEC USE ONLY


4.   SOURCE OF FUNDS:
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):             / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     8,085,200

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     8,085,200

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     8,085,200

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     48.2%

14.  TYPE OF REPORTING PERSON:
     CO

                          SCHEDULE 13D
                       (Amendment No. 10)

     NOTE: All capitalized terms used in this Amendment No. 10 and not defined herein shall have the same meaning as in the previously filed statement of Saad A. Alissa and Abdullatif Ali Alissa Est. (the "Establishment") on Schedule 13D, as amended. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D, as amended.

Item 5.   Interest in Securities of the Issuer.

     The following table sets forth information with respect to all transactions effected by and on behalf of the Filing Persons since the last transaction reported in the last amendment
(Amendment No. 9) to this Schedule 13D.



               Number                                  Price
Trade Date     of Shares      Type of Transaction      Per Share
12/22/95       20,000         Open Market Sale         1.75
3/01/96        10,000         Open Market Sale         3.0125
3/06/96        5,000          Open Market Sale         2.8875
3/07/96        3,500          Open Market Sale         2.95
3/08/96        5,000          Open Market Sale         2.888
3/12/96        8,000          Open Market Sale         2.825
3/14/96        10,000         Open Market Sale         2.825
3/15/96        3,800          Open Market Sale         2.8875
3/15/96        2,100          Open Market Sale         2.8125
3/15/96        950            Open Market Sale         2.8125
3/15/96        950            Open Market Sale         2.8125
3/15/96        100            Open Market Sale         2.8125
3/15/96        2,100          Open Market Sale         2.8125
3/18/96        5,000          Open Market Sale         2.8875
3/20/96        5,000          Open Market Sale         2.8875
3/21/96        5,000          Open Market Sale         2.825
4/01/96        8,000          Open Market Sale         2.95
4/01/96        20,000         Open Market Sale         2.825
4/02/96        5,000          Open Market Sale         2.825
4/03/96        10,000         Open Market Sale         2.825
4/08/96        15,000         Open Market Sale         2.825


                           SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.



                                   ABDULLATIF ALI ALISSA EST.




Dated:    4/22/96             By:  /s/ Saad A. Alissa
     _________________             ______________________________
                                   Saad A. Alissa, President



Dated:    4/22/96             By:  /s/ Saad A. Alissa
     _________________             ______________________________
                                   Saad A. Alissa, (Individually)



                                   GENERAL INVESTORS LIMITED



Dated:    4/22/96             By:  /s/ Saad A. Alissa
     _________________             ______________________________
                                   Saad A. Alissa, Secretary



                                   FINANCIAL INVESTORS LIMITED



Dated:    4/22/96             By:  /s/ Saad A. Alissa
     _________________             ______________________________
                                   Saad A. Alissa, Secretary